Lightspeed Commerce Announces Cost Reductions, Share Repurchase Program, and Reaffirms Focus on Profitable Growth

Elimination of approximately 10% of Lightspeed’s headcount-related operating expenditures.

Lightspeed’s board authorized a share repurchase program for up to 10% of its public float - the maximum allowed per year - representing approximately U.S. $140 million1.

Lightspeed reaffirms its outlook for fiscal 2024 revenue and Adjusted EBITDA2.

MONTREAL, April 3, 2024 /PRNewswire/ - Lightspeed Commerce Inc. (NYSE | TSX: LSPD) the unified POS and payments platform for ambitious entrepreneurs who wish to provide the best omnichannel customer experiences, today announced a reorganization and cost reduction initiatives to facilitate the next phase of its profitable growth strategy. These initiatives are designed to improve the Company's financial performance while also allowing for greater investment in key product development and customer experiences.

The reorganization impacts approximately 280 roles representing about 10% of Lightspeed’s headcount-related operating expenditures. In addition, the Company has undertaken several other cost reduction initiatives in facilities and operations. Lightspeed expects that the majority of the restructuring charges will be incurred in the first quarter of fiscal 2025, and that the execution of the restructuring plan will be substantially complete by the end of the first quarter of fiscal 2025.

“After successfully integrating our many acquisitions into our two flagship products and expanding adoption of our payments offering, Lightspeed is now entering a new phase, one focused on profitable growth to capture the opportunity in front of us,” said Lightspeed Founder and Chief Executive Officer Dax Dasilva. “This means making some hard decisions, like reducing spending in specific areas such as headcount, to allow for investments in others. As we navigate through this transition, we acknowledge the invaluable efforts of every team member who has played a role in our journey.”

“To optimize our capital allocation, our Board of Directors has also authorized the repurchase of up to ten percent of our public float, the maximum allowable under TSX rules, representing ~$140 million based on recent closing prices on the NYSE,” said Asha Bakshani, Chief Financial Officer of Lightspeed. “As we continue to drive profitable growth and execute on our long-term strategic plan, this authorization gives us the opportunity to create value for our shareholders through share repurchases and reduce dilution from employee equity grants.”

Lightspeed is reaffirming its previously-established revenue and Adjusted EBITDA outlooks as set out in its press release dated February 8, 20241,2.

Lightspeed will provide an update on its financial performance for both Q4 and the end of fiscal 2024 on its earnings call in May 2024. In addition, Lightspeed will provide its outlook for fiscal 2025, its 2025 strategic plan, and management’s planned approach to the share repurchase program.

Launch of Normal Course Issuer Bid

Lightspeed has authorized, and the Toronto Stock Exchange (the “TSX”) has approved, a normal course issuer bid (the “NCIB”) to purchase for cancellation up to 9,722,677 subordinate voting shares of Lightspeed over the twelve-month period commencing on April 5, 2024 and ending no later than April 4, 2025, representing approximately 10% of the “public float” (as defined in the TSX Company Manual) of the subordinate voting shares issued and outstanding as at March 22, 2024. As at March 22, 2024, there were 153,540,389 subordinate voting shares issued and outstanding. Subject to the required regulatory approvals, the NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (the “NYSE”) or alternative trading systems in Canada and the United States, if eligible, and will conform to their regulations. Subordinate voting shares will be acquired under the NCIB at the prevailing market price at the time of acquisition, except that any purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Any subordinate voting share purchased under the NCIB will be canceled.

Under the NCIB, other than purchases made under block purchase exemptions, Lightspeed will be allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 subordinate voting shares representing 25% of the average daily trading volume of 660,709 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024.
In connection with the NCIB, Lightspeed will also enter into an automatic share purchase plan (“ASPP”) on the date hereof with the designated broker responsible for the NCIB, allowing for the purchase of subordinate voting shares under the NCIB at times when Lightspeed would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods, and in any event only after Lightspeed releases financial results in respect of its fiscal year ended March 31, 2024. Pursuant to the ASPP, before entering into a
1 Represents estimated value based on the closing trading price of the subordinate voting shares on the New York Stock Exchange on April 1, 2024
2 The purpose of the financial outlook is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes. See the section entitled "Financial Outlook", "Financial Outlook Assumptions" and "Forward-Looking Statements" in the Company’s earnings press release dated February 8, 2024, for the assumptions, risks and uncertainties related to Lightspeed's outlook, and the section entitled "Forward-Looking Statements" of this press release. The financial outlook is fully qualified by such sections.

blackout period, Lightspeed may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by Lightspeed, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP.
Lightspeed believes that the purchase of its subordinate voting shares under the NCIB is an appropriate investment by it since, in its view, market prices from time to time may not reflect the underlying value of Lightspeed’s business. Furthermore, the purchases are expected to benefit all persons who continue to hold Lightspeed subordinate voting shares by increasing their equity interest in Lightspeed when such repurchased subordinate voting shares are canceled.

Actions in connection with the NCIB will be subject to various factors, including Lightspeed’s capital and liquidity positions, accounting and regulatory considerations, Lightspeed’s financial and operational performance, alternative uses of capital, the trading price of Lightspeed’s subordinate voting shares and general market conditions. The NCIB does not obligate Lightspeed to acquire a specific dollar amount or number of shares and may be modified or discontinued at any time. Lightspeed has not repurchased any of its outstanding subordinate voting shares under a normal course issuer bid in the past 12 months.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed’s fiscal 2024 financial outlooks (including revenue and Adjusted EBITDA outlooks), cost reduction initiatives, NCIB and ASPP, and the intended purchase for cancellation of subordinate voting shares of Lightspeed thereunder. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Lightspeed Media Relations: media@lightspeedhq.com
Investor Relations: investorrelations@lightspeedhq.com